UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

APACHE MOTOR CORPORATION
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

03746Y306
(CUSIP Number)

Joseph W. Parker
c/o Parker Transnational Industries, LLC.
8113 75th St. SW
Lakewood, WA 98498
Tel: 253-380-5015
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	03746Y306

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Parker Transnational Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)	[ ]
	(b)	[ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,600,000 (1)
	8	SHARED VOTING POWER Nil
	9	SOLE DISPOSITIVE POWER 21,600,000
	10	SHARED DISPOSITIVE POWER Nil

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 43% based on 50,000,000 common shares outstanding
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Joseph W. Parker is an officer and director; Don McMillan is a director of Parker Transnational Industries, LLC.

Item 1. Security and Issuer

This Statement relates to common shares without par value of Apache Motor Corporation. (the “Issuer”). The principal executive offices of the Issuer are located at: 938 N. 200 Street, Suite B, Shoreline, WA 98133

Item 2. Identity and Background

(a)	Name: Parker Transnational Industries, LLC, a Nevada limited liability company.

(b)	Business address: 8113 75th Street, SW, Lakewood, WA 98498

(c)	Parker Transnational Industries, LLC. Joseph W. Parker owns a 65% interest and Don McMillan owns a 35% interest in Parker Transnational Industries, Inc. LLC.

(d)	During the last five years, Parker Transnational Industries, LLC has not been convicted in a criminal proceeding.

(e)
During the last five years, Parker Transnational Industries, LLC was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Joseph W. Parker is an officer and director; Don McMillan is a director of Parker Transnational Industries, LLC. Mr. Parker and Mr. McMillan are U.S. citizens.

(g)
Joseph W. Parker and Don McMillan have not been convicted in a criminal proceeding or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

On October 28, 2005 Apache Motor Corporation (“Apache”) entered into an Agreement and Plan of Exchange with Parker Automotive Group International, Inc. (“Parker”), a Nevada Corporation.

Under the terms of the Agreement and Plan of Exchange, Parker agreed to be acquired by Apache by exchanging all of its outstanding Common Stock for twenty four million (24,000,000) shares of Common Stock of Apache.

Parker Transnational Industries LLC is a 90% shareholder of Parker Automotive Group International, Inc. and received 21,600,000 shares of common stock of Apache.

Item 4. Purpose of Transaction

Parker Transnational Industries, LLC does not presently have any plans or proposals which relate to or would result in any of the following: the acquisition or disposition by any person of additional securities of the Issuer; an extraordinary corporate transaction involving the Issuer or its subsidiaries; a sale or transfer of a material amount of the Issuer's or its subsidiaries' assets; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's corporate structure; any changes to the Issuer's charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer

The aggregate number and percentage of common shares of the Issuer that are owned by Parker Transnational Industries, LLC is 21,600,000 common shares, or approximately 43% of the shares of common stock of the Issuer.

Joseph W. Parker and Don McMillan have the power to vote or direct the vote, and to dispose or direct the disposition of the 21,600,000 shares of common stock (43%) of the shares of common stock of the Issuer.

Other than as described in Item 3 above, Parker Transnational Industries, LLC has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2005	/s/ Joseph W. Parker Signature Joseph W. Parker, director of Parker Transnational Industries, LLC Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).